UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Clean Diesel Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
18449C 401
(CUSIP Number)
October 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	18449C 401

1	NAMES OF REPORTING PERSONS John A. Kanis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British

	5	SOLE VOTING POWER

NUMBER OF		3,550 shares (a)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		395,255 shares (b)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,550 shares (a)

WITH:	8	SHARED DISPOSITIVE POWER

395,255 shares (b)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,805 shares (b)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(a) Includes warrants to acquire 83 shares of common stock.
(b) Includes 395,255 shares beneficially owned by Kanis S.A. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to beneficially own all shares of common stock beneficially owned by Kanis S.A.

Page 1 of 6 Pages

CUSIP No.	18449C 401

1	NAMES OF REPORTING PERSONS Kanis S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		395,255 shares (a)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

395,255 shares (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

395,255 shares (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(a) Includes warrants to acquire 128,707 shares of common stock. Does not include warrants to acquire 25,000 shares of common stock that are not currently exercisable. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

Page 2 of 6 Pages

CUSIP No.	18449C 401

Item 1(a).	Name of Issuer:
Clean Diesel Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4567 Telephone Road, Suite 206, Ventura, CA 93003.

Item 2(a).	Name of Person Filing:
John A. Kanis
Kanis S.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
For John A. Kanis: Rue de la Vallee 41, B-1000, Brussels, Belgium
For Kanis S.A.: 82 Z Portland Place, London W1B 1NS, England.

Item 2(c).	Citizenship:
John A. Kanis is a British Citizen.
Kanis S.A. is a British Virgin Islands Corporation

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:
18449C 401

Item 3.	Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not Applicable

Page 3 of 6 Pages

CUSIP No.	18449C 401

Item 4.	Ownership:
For John A. Kanis:
(a)	Amount beneficially owned: 398,805 (a) shares

(b)	Percent of class: 9.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 3,550 (b)

(ii)	Shared power to vote or to direct the vote 395,255 (a)

(iii)	Sole power to dispose or to direct the disposition of 3,550 (b)

(iv)	Shared power to dispose or to direct the disposition of 395,255 (a)

(a)	Includes 395,255 shares beneficially owned by Kanis S.A. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to beneficially own all shares of common stock beneficially owned by Kanis S.A.

(b)	Includes warrants to acquire 83 shares of common stock.
For Kanis S.A.:
(a)	Amount beneficially owned: 395,255 (a) shares

(b)	Percent of class: 9.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 395,255 (a)

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 395,255 (a)

(a)	Includes warrants to acquire 128,707 shares of common stock. Does not include warrants to acquire 25,000 shares of common stock that are not currently exercisable. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A., accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Page 4 of 6 Pages

CUSIP No.	18449C 401

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No.	18449C 401
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

January 31, 2011	John A. Kanis
/s/ John A. Kanis

Kanis S.A.
	By	/s/ S. A. Godfrey
	Name:	Susan Godfrey
	Title:	For Marek Services LLC Secretary of Kanis S.A.

Page 6 of 6 Pages

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Clean Diesel Technologies, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.
The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G by reason of entering into this Joint Filing Agreement.
This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 31st day of January, 2011.

JOHN A. KANIS
/s/ John A. Kanis

KANIS S.A.
By:	/s/ S. A. Godfrey
Name:	Susan Godfrey
Title:	For Marek Services LLC Secretary of Kanis S.A.